This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

File Pursuant to Rule 424(B)(3)

Registration No. 333-121597

SUBJECT TO COMPLETION, DATED AUGUST 4, 2005

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS

DATED JANUARY 5, 2005

4,500,000 Shares

Common Stock

We are selling 4,500,000 shares of common stock.

Our common stock is traded on the NASDAQ National Market under the symbol “KOSN.” The last reported sale price of our common stock on the NASDAQ National Market on August 4, 2005 was $9.65 per share.

The underwriters have an option to purchase from us a maximum of 675,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page S-7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Kosan
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

SG Cowen & Co.

CIBC World Markets

The date of this prospectus supplement is                          , 2005.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS	S-29
UNDERWRITING	S-32
NOTICE TO CANADIAN RESIDENTS	S-35
LEGAL MATTERS	S-36
EXPERTS	S-36

PROSPECTUS DATED JANUARY 5, 2005
OVERVIEW	1
ABOUT THIS PROSPECTUS	2
RISK FACTORS	3
THE SECURITIES WE MAY OFFER	3
FORWARD-LOOKING INFORMATION	4
USE OF PROCEEDS	5
DESCRIPTION OF CAPITAL STOCK	5

DESCRIPTION OF WARRANTS	8
DESCRIPTION OF UNITS	9
PLAN OF DISTRIBUTION	10
LEGAL MATTERS	12
EXPERTS	12
WHERE YOU CAN FIND MORE INFORMATION	12
INCORPORATION BY REFERENCE	12

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully, particularly “Risk Factors” in this prospectus supplement, before making an investment decision. References in this prospectus supplement to “we,” “us” and “our” refer to Kosan Biosciences Incorporated.

Overview

Kosan Biosciences is a biotechnology company that currently has two first-in-class anticancer agents in Phase II and Phase Ib clinical trials: KOS-862 (Epothilone D) and 17-AAG, an Hsp90 (heat shock protein 90) inhibitor and geldanamycin analog. Our most advanced compound, KOS-862, which is in two Phase II clinical trials and multiple Phase Ib clinical trials, and its follow-on compound, KOS-1584, which is in Phase I clinical trials, are partnered with Hoffmann-La Roche, Inc. and F. Hoffmann-La Roche Ltd., collectively Roche, through a global development and commercialization agreement. We are developing 17-AAG and a second-generation geldanamycin analog, KOS-1022 (DMAG), that is in Phase I clinical trials, in collaboration with the National Cancer Institute, or NCI. We are also conducting Phase I and Phase Ib clinical trials of our proprietary formulation of 17-AAG, KOS-953. We have generated a pipeline of additional product candidates for gastrointestinal motility, infectious diseases and cancer based on our proprietary technologies for discovering, developing and manufacturing polyketide analogs. All of our product candidates, including those in clinical development, are polyketides. Polyketides are an important class of natural products that have yielded numerous pharmaceuticals for the treatment of cancer, infectious diseases, high cholesterol, transplant rejection and other diseases.

Our Clinical Programs

Epothilone D

Our lead product candidate, KOS-862, and follow-on compound, KOS-1584, are epothilones with a mechanism of action similar to a class of cytotoxic drugs known as taxanes, which includes paclitaxel, marketed as Taxol® by Bristol-Myers Squibb Company, and docetaxel, marketed as Taxotere® by Sanofi-Aventis Group. Epothilones may address a key limitation of the taxane class because they have shown activity against taxane-resistant human tumor cell lines and taxane-sensitive human tumors cells in vitro and in in vivo animal models.

We are collaborating with Roche to jointly develop KOS-862 and KOS-1584. The following table summarizes the clinical development status of these product candidates.

Product Candidate	Description	Sponsor	Phase of Development	Initiation of Current Phase
KOS-862	Metastatic breast cancer	Roche	Phase II	Q2 2004
	Hormone-refractory prostate cancer	Kosan	Phase II	Q1 2005
	Combination with Gemzar®	Kosan	Phase Ib	Q1 2004
	Combination with Paraplatin®	Kosan	Phase Ib	Q3 2004
	Combination with Herceptin®	Roche	Phase Ib	Q3 2004

KOS-1584	Solid tumors	Kosan	Phase I	Q4 2004

•

KOS-862 (Epothilone D). The two current Phase II clinical trials of KOS-862, a metastatic breast cancer trial being conducted by Roche and a hormone-refractory prostate cancer trial being conducted by us, are Simon two-stage design trials that have an interim review and decision point following the completion of stage one before advancing to stage two. In April 2005, upon completion of the analysis of the data from the first stage of the metastatic breast cancer trial, we announced that the Phase II clinical trial had achieved the primary objective of the first stage and would proceed into the second stage of the trial. At the time of the analysis of data for an abstract submitted to the 2005 American Society of Clinical Oncology Annual Meeting, preliminary Phase II data from the metastatic breast cancer trial demonstrated that two of the then ten evaluable patients had confirmed partial responses by RECIST criteria. In the first quarter of 2005, we commenced a Phase II clinical trial of KOS-862 in hormone-refractory prostate cancer. We expect that we and Roche will review the data from the first stage of this prostate cancer trial and decide whether to proceed to the second stage in the second half of 2005. The three Phase Ib trials of KOS-862 are traditional dose-escalating trials in combination with other chemotherapeutic agents. Preliminary data from the Phase Ib trials of KOS-862 administered in combination with Gemzar® and Paraplatin® suggested anti-tumor activity. Preliminary data from the Phase Ib trial of KOS-862 administered in combination with Herceptin® is expected in December 2005.

•	KOS-1584 (2nd generation Epothilone D). In December 2004, we initiated a Phase I clinical trial of KOS-1584 in solid tumors. In July 2005, we initiated a second Phase I clinical trial of KOS-1584 in solid tumors that is investigating a different dosing regimen.

In September 2002, we entered into an agreement with Roche to jointly develop KOS-862 and other epothilones, including KOS-1584. Roche has worldwide exclusive rights to market and sell KOS-862 and KOS-1584, as well as any other epothilones developed under the collaboration, in the field of oncology, and we are co-developing and have the right to co-promote any epothilone products in the United States. We are entitled to receive clinical development funding for our activities under the collaboration, other funding at specified levels, milestone payments based upon achievement of certain clinical, regulatory and commercial events and royalties on any sales of collaboration products. Roche is responsible for the majority of the costs of the epothilone clinical trials conducted under our collaboration.

Hsp90 Inhibitors

We are developing analogs of the polyketide geldanamycin that have been shown to cause the degradation of numerous proteins involved in the growth and survival of cancer cells. These compounds bind to and disrupt the function of Hsp90, a “chaperone” protein in cells that maintains the stability and function of “client proteins” involved in signal transduction mechanisms that are important in cell proliferation, angiogenesis and tumor metastasis. By preventing Hsp90 from protecting its “client proteins,” geldanamycin analogs cause their degradation. By simultaneously depleting multiple proteins involved in the genesis and maintenance of cancer cells, geldanamycin analogs may serve as chemotherapeutic agents in a number of cancers. Moreover, in preclinical studies, these compounds are synergistic with certain other inhibitors of the signal transduction client proteins, as well as several conventional anticancer agents.

We are collaborating with the NCI, a component of the National Institutes of Health, or NIH, in the development of 17-AAG and other analogs of geldanamycin for the treatment of cancer. The NCI is conducting Phase II and Phase Ib combination clinical trials of 17-AAG. We are testing KOS-953, a proprietary formulation of 17-AAG that we believe addresses a limitation of the first generation formulation, in Phase I and Phase Ib clinical trials. In 2004, the 17-AAG compound received orphan drug status from both the European Medicines Agency and the U.S. Food and Drug Administration for the treatment of two hematologic cancers, multiple myeloma and chronic myelogenous leukemia. In addition, in collaboration with the NCI, we are developing KOS-1022 (DMAG), a highly-potent, water-soluble and orally-available analog of geldanamycin, in Phase I clinical trials. The following table summarizes the current clinical status of the product candidates in our Hsp90 inhibitor program:

Product Candidate	Description	Sponsor	Phase of Development	Initiation of Current Phase
17-AAG	Melanoma	NCI	Phase II	Q3 2004
	Breast cancer	NCI	Phase II	Q4 2004
	Renal cancer	NCI	Phase II	Q4 2004
	Lymphoma	NCI	Phase II	Q1 2005
	Thyroid cancer	NCI	Phase II	Q2 2005
	Combination with Gemcitabine/Cisplatin	NCI	Phase Ib	Q4 2002
	Combination with Taxotere®	NCI	Phase Ib	Q2 2003
	Combination with Gleevec®	NCI	Phase Ib	Q2 2003
	Combination with Paclitaxel	NCI	Phase Ib	Q2 2004
	Combination with AraC	NCI	Phase Ib	Q4 2004
	Combination with Velcade®	NCI	Phase Ib	Q1 2005
	Combination with Bay 43-9006	NCI	Phase Ib	Q2 2005

KOS-953 (proprietary formulation of 17-AAG)	Multiple myeloma	Kosan	Phase I	Q3 2004
	Combination with Herceptin®	Kosan	Phase Ib	Q4 2004
	Combination with Velcade®	Kosan	Phase Ib	Q4 2004
	Combination with Gleevec®	Kosan	Phase Ib	Q1 2005

KOS-1022 (DMAG)	Advanced malignancies	NCI	Phase I	Q3 2004
	Hematologic malignancies	Kosan	Phase I	Q2 2005

•	17-AAG (geldanamycin analog). 17-AAG is being evaluated in multiple Phase II and Phase Ib combination clinical trials sponsored by the NCI’s Cancer Therapy Evaluation Program under a Cooperative Research and Development Agreement, or CRADA, between us and the NCI. We intend to use the data from these clinical trials to support the clinical development of KOS-953.

•	KOS-953 (proprietary formulation of 17-AAG). During the second quarter of 2005, we presented preliminary data from our Phase I and Phase Ib clinical trials of KOS-953 as monotherapy and in combination with Velcade® in patients with multiple myeloma. The data demonstrated early signs of anticancer activity and tolerability in an advanced and heavily pre-treated patient population. We expect to report additional data from these trials in December 2005. We are also conducting Phase Ib clinical trials of KOS-953 in combination with Herceptin® primarily in patients with metastatic breast cancer and Gleevec® in patients with chronic myelogenous leukemia and expect to announce preliminary data from at least one of these combination clinical trials in December 2005.

•	KOS-1022 (2nd generation proprietary geldanamycin analog, DMAG). The NCI initiated Phase I clinical trials of KOS-1022 in solid tumors in July 2004. Under a Kosan-sponsored Investigational New Drug Application, or IND, filed in December 2004, we initiated a Phase I clinical trial of intravenously-delivered KOS-1022 in hematologic malignancies in June 2005. We filed an IND for our oral formulation of KOS-1022 in July 2005.

In October 2002, we entered into two CRADAs with the NIH to collaborate with the NCI on the clinical development of 17-AAG and the development of geldanamycin analogs. Under the terms of the CRADAs, we are responsible for the provision of sufficient quantities of clinical materials necessary to conduct the clinical trials funded by the NCI of 17-AAG and other geldanamycin analogs, and we have the option, at our expense, to conduct our own clinical trials of 17-AAG and geldanamycin analogs in addition to those funded by the NCI. We have licensed from the NIH the formulation of 17-AAG being studied by the NCI and the compound KOS-1022. We developed the formulation of KOS-953 independently from the NIH. We have paid the NIH an up-front fee and will owe the NIH annual minimum royalties, patent fees, royalties based on net sales of licensed products, milestone payments if clinical development milestones are reached and a portion of any sublicensing revenues.

Our Preclinical Programs

We have additional polyketide-based product candidates that are undergoing preclinical evaluation. We are evaluating a number of orally-active pro-kinetic gastrointestinal motility agents in preclinical studies for the potential treatment of gastric paresis in diabetics and, possibly, gastroesophageal reflux disease. We are also evaluating ketolides, analogs of the polyketide erythromycin and a class of macrolide antibiotics, in preclinical studies as a potential topical treatment of skin, ear and eye infections. In addition, we have three early-stage research programs based on polyketides. Two are focused on cancer and one is focused on infectious disease. We plan to evaluate these early-stage research programs in 2005 with the intent to advance one or more of these programs into preclinical development in 2006.

Corporate Information

We were incorporated under the laws of the state of California in January 1995 and commenced operations in 1996. In July 2000, we were reincorporated under the laws of the state of Delaware. Our principal offices are located at 3832 Bay Center Place, Hayward, CA 94545, and our telephone number is (510) 732-8400. Our website address is www.kosan.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus. The name Kosan Biosciences Incorporated, our logo and all other Kosan names are our trademarks. All other trademarks or brand names referred to in this prospectus supplement are the property of their respective owners.

THE OFFERING

Common stock we are offering	4,500,000 shares

Common stock outstanding immediately following this offering	33,705,810 shares

Over-allotment option	675,000 shares

NASDAQ National Market symbol	KOSN

Use of proceeds

We anticipate using the net proceeds to us from the sale of the common stock offered by this prospectus supplement and the accompanying prospectus for research and development and general corporate purposes.

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of June 30, 2005 and excludes:

•	4,762,564 shares of common stock underlying options outstanding as of June 30, 2005 at a weighted-average exercise price of $7.88 per share; and

•	1,373,791 shares available for issuance or future grant under our 1996 Stock Option Plan, 105,065 shares available for issuance under our 2000 Employee Stock Purchase Plan and 170,500 shares available for issuance or future grant under our 2000 Non-Employee Director Stock Option, as of June 30, 2005.

Unless otherwise stated, all information contained in this prospectus supplement and the accompanying prospectus assumes that the underwriters do not exercise their over-allotment option.

SUMMARY FINANCIAL DATA

The table below presents summary statement of operations and balance sheet data. The summary financial data for the years ended December 31, 2002 through December 31, 2004 are derived from our audited financial statements for those periods. We derived the summary financial data as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 from our unaudited financial statements. The unaudited financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes contained in our annual reports, quarterly reports and other information on file with the Securities and Exchange Commission, or SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of the accompanying prospectus entitled “Where You Can Find More Information.” The as adjusted balance sheet data gives effect to the sale by us of 4,500,000 shares of our common stock in this offering at an assumed public offering price of $9.65 per share, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

Statement of operations data:	Fiscal year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(In thousands, except per share amounts data)
Revenues:
Contract revenue	$7,269	$28,482	$20,493	$11,234	$5,513
Grant revenue	2,334	2,907	2,399	1,067	700

Total revenues	9,603	31,389	22,892	12,301	6,213

Operating expenses:
Research and development	28,378	36,789	40,175	19,341	19,126
General and administrative	4,932	5,137	5,934	2,791	3,064

Total operating expenses	33,310	41,926	46,109	22,132	22,190

Loss from operations	(23,707)	(10,537)	(23,217)	(9,831)	(15,977)
Interest and other income, net	2,843	869	1,091	526	646

Net loss	$(20,864)	$(9,668)	$(22,126)	$(9,305)	$(15,331)

Basic and diluted net loss per common share	$(0.84)	$(0.38)	$(0.77)	$(0.32)	$(0.53)

Shares used in computing basic and diluted net loss per common share	24,906	25,567	28,913	28,827	29,146

Balance sheet data:	As of June 30, 2005
	Actual	As adjusted
	(In thousands)
Cash, cash equivalents and investments	$69,259	$109,529
Working capital	46,253	86,523
Total assets	80,385	120,655
Total current liabilities	13,181	13,181
Accumulated deficit	(116,531)	(116,531)
Total stockholders’ equity	54,488	94,758

RISK FACTORS

You should consider carefully the risk factors described below and other information in this prospectus supplement before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

We have a history of net losses and may never become profitable.

We commenced operations in 1996 and are still in an early stage of development. We have not commercialized any products, and we have incurred significant losses to date. As of June 30, 2005, we had an accumulated deficit of approximately $116.5 million. To date, our revenues have been primarily from collaborations and government grant awards. Our expenses have consisted principally of costs incurred in research and development and from general and administrative costs associated with our operations. We have incurred net losses since our inception, including a net loss of approximately $15.3 million for the six months ended June 30, 2005. We expect our expenses to increase and to continue to incur operating losses for at least the next several years as we continue our research and development efforts for our drug candidates and research programs. The amount of time necessary to successfully commercialize any of our drug candidates is long and uncertain, and successful commercialization may not occur at all. As a result, we may never become profitable.

We expect that additional financing will be required, and an inability to obtain the capital necessary to fund our operations on acceptable terms or at all would threaten the continued operation of our business.

We expect that additional financing will be required in the future to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on favorable terms. We have consumed substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities.

We may raise additional financing through public or private equity offerings, debt financings, additional collaboration or licensing arrangements, government grant awards or any combination of the foregoing or other arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution.

In July 2005, we entered into a $35.0 million line of credit facility. However, we may not be able to borrow funds under this credit facility if we are not able to meet various conditions, covenants and representations, including covenants requiring us to maintain:

•	a ratio of unrestricted cash and cash equivalents, investments and eligible accounts to the aggregate principal amount outstanding under the line of credit of at least 1.3 to 1;

•	at least six months “remaining months liquidity,” which is calculated by dividing (a) cash and cash equivalents, investments and eligible accounts by (b) our cash burn calculated on a rolling three-month basis; and

•	aggregate balances in our investment and operating accounts with Silicon Valley Bank or SVB Asset Management equal to the lesser of (a) the amount of the aggregate outstanding principal amount under the line of credit plus $5.0 million; and (b) 85% of our aggregate cash and investment account balances.

We may need to raise additional capital in order to stay in compliance with these covenants. Further debt financing, if available, may subject us to similar or additional restrictive covenants and significant interest costs.

To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or marketing territories.

If we are unable to raise sufficient funds when needed, we may be required to delay, scale back or eliminate some or all of our research or development programs; lose rights under existing licenses; or relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Insufficient funds may adversely affect our ability to operate as a going concern.

We believe that our existing cash and investment securities, credit facility and anticipated cash flow from our existing collaboration with Roche, together with the anticipated net proceeds to us from this offering, will be sufficient to support our current operating plan into the second half of 2007, although we may choose to obtain additional financing from time to time. We have based this estimate on assumptions that may prove to be wrong. Our future capital uses and requirements depend on numerous forward-looking factors, including the following:

•	our ability to establish any new collaborations, our rights and obligations under any new collaboration agreements and our ability to generate revenues under any new collaborations;

•	the extent to which clinical and other development activities are funded by our current collaborators, Roche and the NCI;

•	the progress, success and costs of preclinical testing and clinical trials of our drug candidates;

•	any acceleration of our clinical development plans;

•	our ability to maintain or extend our existing collaborations with Roche and the NCI;

•	the progress, number and costs of our research programs;

•	the costs and timing of obtaining, enforcing and defending patent and other intellectual property rights;

•	any need to obtain licenses to additional patents or other intellectual property in order to use, import, manufacture, market or sell our product candidates;

•	our ability to obtain regulatory approvals for our product candidates and the costs and timing of doing so;

•	any need to expand our manufacturing capabilities;

•	any need to build commercial infrastructure to market our products; and

•	expenses associated with any possible future litigation.

If our current collaborations are unsuccessful or if conflicts develop with our collaborators, our research and development efforts could be delayed, curtailed or terminated, our revenues could significantly decrease and our operations may be adversely affected.

We have a corporate research and commercialization collaboration with Roche in the field of epothilones. We also have collaborations with, or have licenses to technology and compounds from, several research groups, including Sloan-Kettering in the field of epothilones, the NCI in the field of geldanamycin analogs and Stanford University in the field of polyketide technology. The agreements permit our collaborators or licensors to terminate the agreements under certain circumstances. We may not be able to maintain or extend these collaborations or license agreements on acceptable terms, if at all. If we do not maintain, extend or replace our corporate collaboration with Roche, our research and development efforts could be delayed, our revenues would significantly decrease and our operations could be adversely affected. If we are unable to maintain our research collaborations or if our license agreements are terminated, our research and development efforts could be delayed, curtailed or terminated or we could lose our rights to use the licensed technology and compounds.

We control neither the amount and timing of resources that our collaborators devote to our programs or potential products, nor the scope, content and timing of the efforts that they conduct or permit under the collaborations. As a result, we do not know if our collaborators will dedicate sufficient resources or if the development or commercialization efforts by our corporate partners will be successful. We also do not know if the development or commercialization efforts by our collaborators will be the same as those we would choose to devote if we solely controlled the development and commercialization of our programs and product candidates. In particular, in our collaboration with Roche, we do not control the amount and timing of resources that Roche devotes to the epothilone program beyond limited funding for certain Kosan activities specified under the contract, and we do not control the scope, content and timing of the preclinical studies, clinical trials and other development efforts that Roche conducts or permits under the program. In our collaboration with the NCI, we do not control the selection, conduct, timing and resources provided to clinical trials of geldanamycin analogs sponsored by the NCI. For these reasons, we may choose to undertake product development efforts that are within the scope of our collaborations at our own expense. We also do not know whether our current collaborative partners or future collaborative partners, if any, might pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by collaborative arrangements with us. In addition, business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to continue the collaboration with us.

Failure by our corporate partners to develop or commercialize a compound or product for which they have rights from us could materially harm our business, financial condition and results of operations. For example, if Roche does not successfully develop and commercialize a product from our epothilone program, we may not receive any future milestone payments and will not receive any royalties under our collaboration with Roche.

If our collaborators fail to conduct the collaborative activities successfully and in a timely manner or if they or our licensors breach or terminate their agreements with us, the development or commercialization of the affected product candidates, technology or research program could be delayed or terminated. If any of our existing collaboration agreements are terminated, we may be required to seek new collaborators or to undertake product development and commercialization at our own expense. This may limit the number of product candidates we will be able to develop and commercialize, significantly increase our capital requirements and reduce the likelihood of successful product introduction. Disputes might also arise with collaborators or licensors concerning rights to particular compounds or technologies. If we are unable to resolve these disputes in our favor, we could lose our rights to use those compounds or technologies.

If we fail to enter into new collaborative agreements in the future, our business and operations would be negatively impacted.

Our strategy depends upon the formation and sustainability of multiple collaborative arrangements and license agreements with third parties. We expect to rely on these arrangements for not only financial resources, but also for expertise that we expect to need in the future relating to clinical trials, manufacturing, sales and marketing, and for license and technology rights. Although we have established collaborative arrangements and various license agreements, we do not know if we will be able to establish additional arrangements on favorable terms, or whether current or any future collaborative arrangements will ultimately be successful. There have been, and may continue to be, a significant number of business combinations among large pharmaceutical companies that have resulted, and may continue to result, in a reduced number of potential future corporate collaborators, which may limit our ability to find partners who will work with us in developing and commercializing our drug candidates. If we do not enter into new collaborative agreements, we may be required to curtail, suspend or terminate research and development programs and therefore our ability to generate revenues from these programs will be adversely affected. Our ability to start new research and development programs may also be materially harmed.

Our potential products are in an early stage of development, and substantial additional effort and expense will be necessary for development.

Our drug candidates are in early stages of research and development. We may not be able to develop products that prove to be safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable costs or can be marketed successfully. All of the potential products that we are currently developing will require significant development and investment, including extensive preclinical and clinical testing, before we can submit any application for regulatory approval.

Our products must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA and international regulatory authorities for commercial use. We will need to conduct significant additional research, preclinical testing and clinical trials before we can determine if our products are sufficiently safe and effective to file with the FDA and other regulatory agencies for product approval. Clinical trials are expensive, and therefore, significant amounts of money will need to be spent testing our products.

In addition, significant time and investment will be required to try to develop manufacturing processes for our products so that they are economical to manufacture on a commercial scale and satisfactory to the FDA and other governmental authorities.

The progress and results of our animal and human testing are highly uncertain.

We must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our products before they can be approved for commercial sale. As a result, commercialization of our product candidates depends upon successful completion of preclinical and clinical trials. Preclinical testing and clinical development are long, expensive and uncertain processes. It may take us a number of years to complete our testing, and failure can occur at any stage of testing. For example, in November 2004, we discontinued a Phase II clinical study of KOS-862 in non-small cell lung cancer because the study did not meet the primary objective of tumor response in the first stage of a two stage clinical trial, and in June 2004, we discontinued a Phase II clinical study of KOS-862 in colorectal cancer due to unanticipated cumulative drug toxicities in patients who had previously been treated with the cancer treatment oxaliplatin. We could experience similar failures in other current or future clinical testing of our product candidates.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of trials do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industry, including Kosan, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Also, preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent further testing or regulatory approval.

We do not know whether clinical trials of our product candidates (including ongoing and anticipated clinical trials of KOS-862, KOS-1584, 17-AAG, KOS-953, KOS-1022 or other product candidates) will begin on time or whether any of our clinical trials will be completed on schedule, or at all. We also do not know whether clinical trials will indicate that an earlier-stage compound will be more appropriate for commercial development than a related compound that is at a later stage of clinical development. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be suspended, repeated or terminated. Certain of the clinical trials of our product candidates are designed to include two stages, with the decision whether to proceed to the second stage dependent on results obtained in the first stage. Failure to achieve predetermined response rates as defined in the protocol may result in the decision not to proceed into the second stage of the related trial.

We have multiple product candidates in human clinical trials for the treatment of cancer, KOS-862, KOS-1584, 17-AAG, KOS-953 and KOS-1022. Anticancer drugs generally have a narrow therapeutic window between efficacy and toxicity. If unacceptable toxicity is observed in a clinical trial, the trial may be terminated at an early stage. For example, in June 2004, we discontinued a Phase II clinical study of KOS-862 in colorectal cancer due to unanticipated cumulative drug toxicities in patients who had previously been treated with the cancer treatment oxaliplatin.

Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the drug candidate. Our clinical trials may be suspended at any time if we, the FDA, or other regulatory authorities believe the patients participating in our studies are exposed to unacceptable health risks. Our ability to commence or timely complete clinical trials may be adversely affected by many factors, including:

•	ineffectiveness of the study compound, or perceptions by physicians that the compound is not effective for a particular indication;

•	inability to manufacture sufficient quantities of compound for use in clinical trials;

•	a failure to obtain approval from the FDA, other regulatory authorities or an investigational site’s investigational institutional review board to conduct a clinical trial;

•	inability to reach agreement with a sufficient number of investigational sites to conduct a study;

•	the number of patients required, slower than expected rate of patient recruitment or inability to recruit a sufficient number of patients;

•	adverse medical events or the death of patients during a clinical trial, even if caused by the advanced status of their disease or medical problems that are not related to our product candidates;

•	inconclusive or negative results from the clinical trial;

•	competing clinical trials in the same or similar indication;

•	third-party clinical investigators failing to perform our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, and other third-party organizations not performing data collection and analysis in a timely or accurate manner; and

•	a decision by the FDA or other governmental authorities to require suspension of a clinical study.

Our product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. If the delays are significant, our financial results and the commercial prospects for our products will be harmed, and our ability to become profitable will be adversely affected. If any clinical trials of our product candidates are not successful, our business, financial condition and results of operations will be harmed.

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development, manufacture and commercialization are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States, and by comparable authorities in other countries. Our products may not be commercialized unless and until our collaborators or we obtain regulatory approval from the FDA or foreign governmental authorities to do so. The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. We have not received regulatory approval to market any of our product candidates in any jurisdiction and, although our personnel have experience from working at other companies, we as a company have no experience in preparing and filing the applications necessary to gain regulatory approvals to commercialize our products. This lack of experience may impede our ability to obtain FDA or other foreign regulatory approvals to commercialize our products in a timely manner, if at all.

Changes in the regulatory approval policy during the development period, changes in or the enactment of additional regulations or statutes, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Furthermore, the approval procedure and the time required to obtain approval varies among countries and can involve additional testing beyond that required by the FDA. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions.

The FDA and other regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies or modifications to the manufacturing processes or facilities or quality control procedures for our products. Any clinical trial may fail to produce results satisfactory to the FDA or other regulatory authorities. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Furthermore, even if we file an application with the FDA or other regulatory authorities for marketing approval of a product candidate, it may not result in marketing approval from the FDA or other regulatory authorities.

We do not know whether clinical trials for our product candidates (including ongoing and anticipated clinical trials of KOS-862, KOS-1584, 17-AAG, KOS-953, KOS-1022 or other product candidates) will demonstrate safety and efficacy sufficient to obtain the requisite regulatory approvals or will result in marketable products. Our failure to adequately demonstrate the safety and efficacy of our products under development will prevent receipt of FDA and foreign approvals and, ultimately, commercialization of our products.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct clinical trials for our products, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. We also rely on Roche to conduct certain clinical trials for KOS-862 and potentially KOS-1584 and the NCI to conduct certain clinical trials for 17-AAG and KOS-1022. We may rely on future collaborators to conduct clinical trials for our product candidates. If any of these third parties do not successfully carry out their obligations or meet expected deadlines, clinical trials may be extended, delayed, suspended or terminated, and our product candidates may not receive regulatory approval or be successfully commercialized.

Even if any of our product candidates receives regulatory approval, we may still face significant development and regulatory difficulties.

Even if the FDA or other regulatory authorities approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product, and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market.

If any of our approved products, our collaborators or we fail to comply with applicable regulatory requirements, a regulatory authority may take various actions, including:

•	issuing warning letters;

•	imposing civil or criminal penalties;

•	suspending regulatory approval;

•	refusing to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	imposing restrictions on operations, including costly new manufacturing requirements; or

•	seizing or detaining products or requiring a product recall.

Any inability to protect our proprietary technologies could significantly harm our business and ability to successfully commercialize product candidates.

Our commercial success will depend in part on our ability to obtain patents and maintain adequate protection of other intellectual property for our technologies and products in the United States and other countries and prevent others from infringing our proprietary rights. If we are unable to adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have. Intellectual property laws vary from country to country, and the laws of a particular country may afford less intellectual property protection than another country.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by valid and enforceable patents or are effectively maintained as trade secrets. However, the patent positions of biotechnology companies, including our patent position, involve complex legal and factual questions, and, therefore, we cannot predict with certainty whether our patent applications will be allowed or any resulting patents will be valid or enforceable. Further, our patents or patent applications or those of our licensors could be placed into interference, and we may lose our rights in such patents or applications. In particular, two of our exclusively licensed patents are the subject of an interference proceeding with a patent application concerning epothilones C, D, E and F filed by Gesellschaft für Biotechnologische Forschung (GBF). We believe this application to be licensed to Bristol-Myers Squibb. Patents may be challenged, held unenforceable, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide protection against competitors.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we or our licensors were the first to make the inventions covered by each of our patents or pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•	any patents issued to us or our licensors and collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our business.

We apply for patents covering our technologies, drug candidates, formulations and uses thereof, as we deem appropriate. However, we may fail to apply for patents on important technologies or products in a timely fashion or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. For example, 17-AAG, the active pharmaceutical ingredient in the two most advanced product candidates in our Hsp90 inhibitor program is not covered by a composition of matter patent. These two product candidates are the formulation of 17-AAG being studied by the NCI under our CRADA and KOS-953, our proprietary formulation of 17-AAG. Consequently, others can develop products containing 17-AAG. We are aware of at least two other companies that have been developing product candidates containing or based on 17-AAG, and these companies have filed patent applications that may relate to their products in development. Other competitors may be currently developing, or may in the future develop, products containing or based on 17-AAG. In addition, we generally are unable to control the patent prosecution of technology that we license from others to the same degree as we would for our own technology.

In addition to patents, we rely on trade secrets and proprietary know-how. We have taken measures to protect our confidential information and trade secrets. However, these measures may not provide adequate protection. We seek to protect our confidential information and trade secrets by entering into confidentiality agreements with employees, collaborators, consultants and others. Nevertheless, parties may breach these agreements or competitors may otherwise obtain or independently develop our trade secrets.

Patents related to our lead compound, KOS-862, are the subject of adversarial proceedings, namely, an interference involving patent rights licensed to us and oppositions against third-party patents. Interference with patent rights we own or license, or opposition against third-party patent rights, could result in substantial costs to us and, if we are unsuccessful, could prevent us from using the patent rights.

We are aware of a significant number of patents and patent applications relating to aspects of our technologies and compounds filed by, and issued to, other parties. Others have filed patent applications or have been granted patents claiming inventions also claimed or licensed by us, and we may have to participate in an interference or other proceeding before a patent agency or court to determine priority of invention or which party was first to invent and, thus, has the right to a patent for these inventions. For example, two of our exclusively licensed patents are the subject of an interference proceeding with a patent application concerning epothilones C, D, E and F filed by GBF. We believe GBF has licensed this patent application to Bristol-Myers Squibb, one of our competitors. Further, we believe one or more interferences may be declared between patents and applications we own or have exclusively licensed and patents and applications owned by Novartis relating to epothilone biosynthetic genes; and patents and applications owned by Abbott Laboratories or Biotica Technologies Ltd. relating to erythromycin PKS genes, methods for altering PKS genes, and erythromycin analogs. In April 2005, a hearing was held at the European Patent Office to address an opposition filed by Biotica to one of our exclusively licensed patents related to the recombinant production of polyketides. At the hearing, the patent was maintained (upheld) with narrowing amendment; the time for Biotica to appeal the ruling has not yet expired. In addition, the European Patent Office has recently granted patents to GBF, which we believe to be licensed to Bristol-Myers Squibb and which, if valid in individual European countries, would cover Epothilone D in those countries. Formal oppositions to these patents have been filed with the European Patent Office and we expect responses by GBF to those oppositions to continue through the second half of 2005.

A proceeding or a lawsuit involving an interference or opposition could result in substantial cost to us even if the outcome is favorable, and if the outcome is unfavorable, we could be required to license the other party’s rights, on terms that may be unfavorable to us, or cease using the technology and could materially harm our business, financial condition and results of operation. Even if successful on priority grounds, an interference or opposition may result in loss of claims based on patentability grounds raised in the interference or opposition. Although patent and intellectual property disputes in the biotechnology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that a license would be available to us on satisfactory terms, if at all. Companies and others developing products that could compete with our product candidates, such as Bristol-Myers Squibb and Novartis in the area of potential epothilone products, may be particularly unwilling to grant us a license at any price. If we are not able to obtain necessary licenses, we may not be able to manufacture or commercialize our product candidates, which could materially harm our business, financial condition and results of operations.

Claims by third-parties of intellectual property infringement would require us to spend time and money and could deprive us of valuable rights needed to develop or commercialize our products.

Our commercial success depends significantly on not infringing the patents and proprietary rights of other parties and not breaching any licenses that we have entered into with regard to our technologies and products. Other parties may currently or in the future possess intellectual property rights covering drug candidates that we are developing or desire to develop and genes, gene fragments, cell lines, compounds and technologies we use or may wish to use. Any infringement of patent rights or violation of other proprietary rights may require us to obtain a license from another party, forego product development or commercialization or face lawsuits or other claims.

The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. We are aware of patents and published patent applications that, if valid, and if we are unsuccessful in circumventing or acquiring the rights to these patents, may block our ability to commercialize products based on the drug candidates that we are developing or pursue our polyketide synthase (PKS) gene manipulation and production technologies. We cannot be sure that other parties have not filed for or obtained relevant patents that could affect our ability to obtain patents or operate our business. Others may challenge our patent or other intellectual property rights or sue us for patent infringement, misappropriation of their intellectual property rights or breach of license agreements. We may be required to commence legal proceedings to resolve our patent or other intellectual property rights. An adverse determination in any litigation or in administrative proceeding to which we may become a party could subject us to significant liabilities, result in our patents being deemed invalid, unenforceable or revoked, require us to license disputed rights from others or to cease using the disputed technology. In addition, our involvement in any of these proceedings may cause us to incur substantial costs and result in diversion of management and technical personnel.

Other parties may obtain patents in the future and claim that our products or the use of our technologies infringes these patents or that we are employing their proprietary technology without authorization. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any claims that the use of our technologies infringes any patents, defending ourselves against any claim that we are employing any proprietary technology without authorization or enforcing our patents against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to:

•	pay substantial damages;

•	stop producing certain products and using certain methods;

•	develop non-infringing products and methods; and

•	obtain one or more licenses from other parties.

We may not be able to obtain licenses from other parties at a reasonable cost, or at all. If we are not able to obtain necessary licenses at a reasonable cost or at all, we could encounter substantial delays in product introductions while we attempt to develop alternative methods and products, which we may not be able to accomplish. Litigation or the failure to obtain licenses could prevent us from manufacturing or commercializing products and could materially harm our business, financial condition and results of operation.

Manufacturing difficulties could delay or preclude commercialization of our products and substantially increase our expenses.

Currently, we are the sole manufacturer of the active pharmaceutical ingredient for KOS-862, we rely on contract manufacturers for the active pharmaceutical ingredient for KOS-1584 and we use a single outside contractor to formulate drug product for KOS-862 and KOS-1584. We currently maintain limited inventories of the active pharmaceutical ingredient for KOS-862 and KOS-1584 at our facilities in Hayward, California. We currently maintain limited inventories of formulated drug product for KOS-862 and KOS-1584 at our facilities in Hayward, California and at the facilities of an outside contractor. Limited inventories of formulated drug product for KOS-862 are also maintained by Roche.

In our Hsp90 inhibitor program, we currently use two manufacturers to make the active pharmaceutical ingredients for 17-AAG, KOS-953 and KOS-1022. We formulate the final drug product for KOS-953 at our own facility and through contract manufacturers. We formulate the final drug product for KOS-1022 through contract manufacturers. The NCI formulates drug product for 17-AAG. We currently maintain a limited inventory of KOS-953 and KOS-1022 at our facilities in Hayward, California, and we also maintain a limited inventory at the facilities of an outside contractor. The NCI is not obligated to maintain an inventory of either the active pharmaceutical ingredient or formulated drug product for 17-AAG or KOS-1022.

If any of our or our contract manufacturers’ manufacturing or inventory facilities encounter delays, are destroyed or otherwise become unavailable to us, then the clinical development of our product candidates or submissions for their regulatory approval, and therefore commercialization, could be delayed or precluded. Adverse effects would be particularly acute if problems arise with our sole sourcing or inventory relationships. Because our manufacturing processes and those of our contractors are complex and subject to a lengthy regulatory approval process, alternative qualified production capacity may not be available on a timely basis or at all.

A number of factors could cause prolonged interruptions in the manufacturing and supply of our products, including:

•	the inability of a supplier to provide raw materials or key intermediates used for manufacture of our products;

•	equipment malfunctions or failures;

•	the inability to manufacture in accordance with current good manufacturing practices;

•	the delay of product shipments due to U.S. custom regulations or third-party carriers used to transport our products, and damage to our products while they are in transit;

•	changes in FDA or other regulatory authority requirements or standards that require modifications to the manufacturing processes or facilities used in the production of our products;

•	action by the FDA or other regulatory authorities to suspend production of one or more of our products; or

•	difficulties in scaling-up production of our products for large clinical trials or commercial supply.

While our manufacturing personnel have extensive experience from working at other companies, we as a company have no experience manufacturing products for commercial sale. We may encounter difficulties in attempting to scale-up our manufacturing processes and facilities. We may not be able to achieve such scale-up in a timely manner or at a commercially reasonable cost, if at all. In addition, our facilities in Hayward, California are located within the San Francisco Bay Area, an area where earthquakes periodically occur. Our access to any key intermediates, active pharmaceutical ingredient or formulated drug product for our product candidates sourced or inventoried solely through our facilities in Hayward may be subject to interruption in the event of an earthquake.

As discussed above, we rely upon outside contractors to manufacture and supply to us key intermediates, active pharmaceutical ingredients and formulated drug product for our product candidates. Our dependence upon others for the manufacture of our product candidates and components thereof may adversely affect our ability to continue in a timely manner clinical development of our product candidates and may adversely affect any future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis. Dependence on contract manufacturers involves a number of additional risks, many of which are outside of our control, including:

•	failure of a contract manufacturer to manufacture products to our specifications or to deliver products in the quantities or timeframe that we require;

•	failure of a contract manufacturer to comply with current good manufacturing practices or other regulatory requirements;

•	a decision by the FDA or other regulatory authorities not to approve our use of a particular contract manufacturer to supply our products;

•	intellectual property rights to any improvements in a manufacturing process or new manufacturing processes being owned by or shared with a contract manufacturer;

•	termination of an agreement with a contract manufacturer or increased prices charged by a contract manufacturer; or

•	a contract manufacturer declaring bankruptcy or otherwise going out of business.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submissions or commercialization of our products and could result in significantly increased costs.

In addition, our future contract manufacturers may not be in the United States, and we currently utilize a contract manufacturer located outside the United States. Consequently, we may face additional manufacturing difficulties due to a number of potential factors, including importation and customs issues, political uncertainties and a potentially limited ability to enforce our contractual rights against parties not located within the United States.

If we are unable to recruit and retain skilled employees and consultants, we may not be able to successfully operate our business.

Retaining our current employees and recruiting qualified scientific personnel to perform future research and development work, as well as manufacturing and key management personnel, will be critical to our success. We may also need to hire personnel with expertise in clinical testing, government regulation, marketing, law and finance. In the past, we have experienced turnover among our management. In addition, none of our employees have employment commitments for any fixed period of time and could leave our employment at will. Competition is intense among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions for experienced scientists and other personnel, and we may not be able to retain or recruit sufficient skilled personnel on acceptable terms to allow us to pursue collaborations and develop our products and core technologies to the extent otherwise possible.

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004) “Share-Based Payment,” or SFAS 123R, which will require us to record a charge to earnings for the compensation cost relating to share-based payment transactions, including stock options and employee stock purchase plans, effective January 1, 2006. We are currently evaluating option valuation methodologies and assumptions permitted by the FASB for purposes of implementing the change in accounting treatment. This change will have a negative impact on our financial results.

Our 1996 Stock Option Plan is expected to expire on June 12, 2006. New regulations implemented by the NASDAQ National Market require shareholder approval for all stock option plans, and new regulations implemented by the New York Stock Exchange prohibit NYSE member organizations from giving a proxy to vote on equity-compensation plans unless the beneficial owner of the shares has given voting instructions. As a result of these regulations, we will not be able to grant stock options to employees after our 1996 Stock Option Plan expires unless our stockholders approve a new plan. If a new stock option plan is not approved, we may incur increased compensation costs, be required to change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

We face intense competition from large pharmaceutical companies, biotechnology companies and academic groups.

We face, and will continue to face, intense competition from organizations such as large biotechnology and pharmaceutical companies, as well as academic and research institutions and government agencies, that are pursuing competing technologies and products. These organizations may develop or currently possess technologies or products that are superior alternatives to ours. For example, competing epothilones in clinical development include those being developed by Bristol-Myers Squibb (reported to be in Phase III clinical trials), Novartis AG (reported to be in Phase II clinical trials) and Schering AG (reported to be in Phase I clinical trials). In Hsp90 inhibitors, both Conforma Therapeutics and Infinity Pharmaceuticals have initiated Phase I clinical trials with their formulations of 17-AAG. Further, our competitors in the polyketide gene-engineering field may be more effective at implementing their technologies to develop commercial products or may hold or develop patents or other proprietary rights that may prevent us from practicing our technologies and pursuing our programs. Some of these competitors have entered into collaborations with leading companies within our target markets to produce polyketides for commercial purposes.

Any products that we develop through our technologies will compete in multiple, highly competitive markets. Development of pharmaceutical products requires significant investment and resources. Many of the organizations competing with us in the markets for such products have greater capital resources, research and development and marketing staffs, facilities and capabilities, and greater experience in discovery and developing drugs, obtaining regulatory approvals and product manufacturing and marketing. Accordingly, our competitors may succeed in more rapidly developing and marketing technologies and products that are more effective than our technologies and products or that would render our products or technologies obsolete or noncompetitive.

We believe that our ability to successfully compete will depend on, among other things:

•	our ability to develop novel compounds with attractive pharmaceutical properties and to secure and protect intellectual property rights based on our innovations;

•	the efficacy, safety and reliability of our product candidates;

•	the speed at which we develop our product candidates;

•	our ability to design and successfully execute appropriate clinical trials;

•	the timing and scope of regulatory approvals;

•	our ability to manufacture and sell commercial quantities of future products to the market;

•	acceptance of future products by physicians and other healthcare providers; and

•	the development of effective pricing and reimbursement strategies.

If we face product liability claims, these claims will divert our management’s time and we will incur litigation costs, and if we are held liable, our business, financial condition and results of operation may be materially harmed.

We face an inherent business risk of liability claims in the event that the use of our potential products in clinical trials or otherwise, or any other products manufactured in our facility, results in personal injury or death. Even though we have obtained product liability insurance, it may not be sufficient to cover claims that may be made against us. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims against us, regardless of their merit, could materially and adversely affect our business, financial condition and results of operation, because litigation related to these claims would strain our financial resources in addition to consuming the time and attention of our management. If we are sued for any injuries caused by our products or products manufactured at our facility, our liability could exceed our total assets.

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including hazardous chemicals and radioactive and biological materials. Some of these materials may be novel, including bacteria with novel properties and bacteria that produce biologically active compounds. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, we could be sued for injury or contamination that results from our use or the use by third parties or our collaborators of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or commercialization efforts.

We have a stockholders rights plan and anti-takeover provisions in our corporate charter documents that may result in outcomes with which you do not agree.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the rights, preferences, privileges and restrictions of those shares without further vote or action by our stockholders. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of common stock. The issuance of preferred stock could make it more difficult for third parties to acquire a majority of our outstanding voting stock.

Our certificate of incorporation provides for staggered terms for the members of the board of directors and prevents our stockholders from acting by written consent. These provisions and other provisions of our bylaws and of Delaware law applicable to us could delay or make more difficult a merger, tender offer or proxy contest involving us. This could reduce the price that investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without these provisions. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. This is because our board of directors is responsible for appointing the members of our management team.

We have adopted a rights agreement under which all stockholders have the right to purchase shares of a new series of preferred stock at an exercise price of $70.00 per one one-hundredth of a share, if a person acquires more than 20% of our common stock. The rights plan could make it more difficult for a person to acquire a majority of our outstanding voting stock. The rights plan could also reduce the price that investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without the rights plan. In addition, the existence of the rights plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the rights plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interest of all stockholders.

Our officers, directors and their affiliates together controlled approximately 23% of our outstanding common stock as of June 30, 2005. As a result, these stockholders, if they act together, are able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements, which we would not otherwise consider.

Our stock price has been, and may continue to be, extremely volatile.

The trading price of our common stock has been, and is likely to continue to be, highly volatile. During the period from June 30, 2004 through July 31, 2005, our common stock traded between $3.98 and $9.45 on the NASDAQ National Market. The trading price of our common stock could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	announcements of technological developments in research by us or our competitors;

•	delay or failure in initiating, conducting, completing or analyzing clinical trials or unsatisfactory design or results of these trials by our collaborators or us;

•	developments in clinical trials for potentially competitive product candidates;

•	changes in the United States or foreign health care systems or regulations;

•	regulatory approvals for competitive product candidates or delays or failures by our collaborators or us in obtaining regulatory approvals for our product candidates;

•	new products or services introduced or announced by us or our competitors;

•	published reports by securities analysts;

•	announcements of expirations, terminations or amendments of collaborations, licenses or government research grants, or announcements that we have entered into new collaboration, licensing or similar arrangements;

•	departures of key personnel;

•	developments or disputes as to patent or other proprietary rights;

•	litigation or an unfavorable outcome in litigation;

•	sales of our common stock;

•	announcements of, and actual or anticipated fluctuations in, our financial results; and

•	economic and other external factors, disasters or crises.

In addition, the stock market in general, and the NASDAQ National Market and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. If this type of litigation were instituted against us, we would be faced with substantial costs and management’s attention and resources would be diverted, which could in turn seriously harm our business, financial condition and results of operations.

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline, creating investor losses.

Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors that could cause our operating results to fluctuate include:

•	expiration or termination of research contracts with collaborators or government research grants, which may not be renewed or replaced;

•	the success rate of our efforts leading to milestone payments and royalties under our collaboration agreement with Roche or any future collaboration or license agreements;

•	the timing and willingness of collaborators to develop and commercialize our products;

•	general and industry specific economic conditions, which may affect our collaborators’ research and development expenditures; and

•	costs and expenses related to any litigation or administrative proceedings in which we may be involved.

We expect a large portion of our expenses to be relatively fixed, including expenses for facilities, equipment and personnel. Accordingly, if revenues decline or do not grow due to expiration, termination or amendment of current or future collaboration agreements, licenses or government research grants, failure to obtain new contracts or other factors, we may not be able to reduce our operating expenses correspondingly. In addition, we expect operating expenses to continue to increase. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would probably decline.

Changes in the accounting treatment of stock options will adversely affect our results of operations.

Changes in the accounting treatment of stock options will require us to account for employee stock options as compensation expense on our financial statements. In December 2004, FASB issued SFAS 123R, which will require us to record a charge to earnings for the compensation cost relating to share-based payment transactions, including stock options and employee stock purchase plans, effective January 1, 2006. We are currently evaluating option valuation methodologies and assumptions permitted by the FASB for purposes of implementing the change in accounting treatment. This change will have a negative impact on our financial results.

If we are unable to favorably assess the effectiveness of internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, on an annual basis, our management is required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for management to make its annual assessment are complex and require significant documentation and testing. While our internal controls over financial reporting were deemed effective by both our management and our independent auditors as of December 31, 2004, there may be changes in our systems, processes or operations that will effect the effectiveness of internal controls in the future. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our future assessments of internal controls may continue to result in increased expenses and the devotion of significant management resources. If we cannot favorably assess the effectiveness of our internal controls over financial reporting in the future, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, investor confidence and our stock price could be adversely affected.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $40,269,500 ($46,392,425 if the underwriters’ over-allotment option is exercised in full), assuming a public offering price of $9.65 per share, after payment of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from the sale of the common stock offered by this prospectus supplement and the accompanying prospectus for research and development and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not planning or negotiating any such transactions. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering. Accordingly, we will retain broad discretion over the use of these proceeds.

Pending the use of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

Our common stock commenced trading publicly on the NASDAQ National Market on October 5, 2000 and is traded under the symbol “KOSN.” The following table sets forth, for the periods indicated, the high and low closing sale prices of our common stock as reported on the NASDAQ National Market:

Year ended December 31, 2003	High	Low
First quarter	$6.25	$4.42
Second quarter	7.57	4.44
Third quarter	8.81	5.90
Fourth quarter	10.30	8.15

Year ended December 31, 2004	High	Low
First quarter	$14.17	$10.00
Second quarter	14.77	7.73
Third quarter	8.00	5.71
Fourth quarter	7.11	5.76

Year ended December 31, 2005	High	Low
First quarter	$7.36	$4.02
Second quarter	5.69	3.98
Third quarter (through August 4, 2005)	9.65	5.36

As of July 31, 2005, there were 106 holders of record of our common stock. On August 4, 2005, the last sale price reported on the NASDAQ National Market for our common stock was $9.65 per share.

DIVIDEND POLICY

We have never paid our stockholders dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

CAPITALIZATION

The following table shows our unaudited cash, cash equivalents and short-term investments and capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 4,500,000 shares of our common stock in this offering at an assumed public offering price of $9.65 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2005
	Actual	As adjusted
	(In thousands, except share data)

Cash, cash equivalents and short-term investments	$55,440	$95,710

Long-term debt, net of current portion	$2,202	$2,202

Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 29,205,810 shares issued and outstanding, actual; 33,705,810 shares issued and outstanding, as adjusted	29	34
Additional paid-in capital	171,271	211,536
Accumulated other comprehensive income	(281)	(281)
Accumulated deficit	(116,531)	(116,531)

Total stockholders’ equity	54,488	94,758

Total capitalization	$56,690	$96,960

The number of shares of common stock outstanding is based on the number of shares outstanding as of June 30, 2005 and excludes:

•	4,762,564 shares of common stock underlying options outstanding as of June 30, 2005 at a weighted-average exercise price of $7.88 per share; and

•	1,373,791 shares available for issuance or future grant under our 1996 Stock Option Plan, 105,065 shares available for issuance under our 2000 Employee Stock Purchase Plan and 170,500 shares available for issuance or future grant under our 2000 Non-Employee Director Stock Option Plan, as of June 30, 2005.

DILUTION

The net tangible book value of our common stock on June 30, 2005 was approximately $54.5 million, or $1.87 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale by us of 4,500,000 shares of common stock in this offering at an assumed offering price of $9.65 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at June 30, 2005 would have been approximately $94.8 million, or $2.81 per share. This represents an immediate increase in net tangible book value of $0.94 per share to existing stockholders and an immediate dilution of $6.84 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$9.65
Net tangible book value per share as of June 30, 2005	$1.87
Increase per share attributable to new investors	0.94

Net tangible book value per share after this offering		2.81

Dilution per share to new investors		$6.84

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of June 30, 2005, there were:

•	4,762,564 shares of common stock underlying outstanding options at a weighted-average exercise price of $7.88 per share; and

•	1,373,791 shares available for issuance or future grant under our 1996 Stock Option Plan, 105,065 shares available for issuance under our 2000 Employee Stock Purchase and 170,500 shares available for issuance or future grant under our 2000 Non-Employee Director Stock Option Plan.

MANAGEMENT

Officers and Directors

Our officers and directors are:

Name	Position
Daniel V. Santi, M.D., Ph.D.	Chairman and Chief Executive Officer
Robert G. Johnson, Jr., M.D., Ph.D.	Executive Vice President, Development and Chief Medical Officer
Susan M. Kanaya	Senior Vice President, Finance and Chief Financial Officer
Pieter Timmermans, Ph.D.	Senior Vice President, Preclinical Development
Bruce A. Chabner, M.D.	Director
Peter Davis, Ph.D.	Director
Jean Deleage, Ph.D.	Director
Charles J. Homcy, M.D.	Director
Chaitan S. Khosla, Ph.D.	Director
Christopher T. Walsh, Ph.D.	Director

Daniel V. Santi, M.D., Ph.D., is one of our co-founders and has served as Chairman of the Board of Directors since our inception in January 1995 and as our Chief Executive Officer since November 1998. Until his retirement in January 2001, Dr. Santi was on leave of absence from his position as Professor of Biochemistry and Biophysics, and of Pharmaceutical Chemistry at University of California, San Francisco, a position that he held since 1974. Dr. Santi was one of the original members of the Scientific Advisory Boards of Chiron Corporation and Mitotix, Inc., and has served as a consultant to several large pharmaceutical companies. In 1988, Dr. Santi founded and served as Chairman of the Board of Directors of Protos, Inc., a biotechnology firm and a subsidiary of Chiron Corporation, which was merged with Chiron in 1992. Dr. Santi was also founder and Chairman of Parnassus Pharmaceuticals. Dr. Santi has published over 275 scientific papers and is inventor on many patents in combinatorial chemistry and other areas. Dr. Santi received a B.S. in pharmacy from the State University of New York, an M.D. from the University of California, San Francisco and a Ph.D. in medicinal chemistry from the State University of New York.

Robert G. Johnson, Jr., M.D., Ph.D., has served as our Executive Vice President, Development since April 2004 and as our Chief Medical Officer since January 2003. From January 2002 to April 2004, Dr. Johnson served as Senior Vice President, Medical Affairs and Corporate Development and from September 2000 to January 2002, Dr. Johnson served as Vice President, Medical Affairs and Corporate Development. From 1998 to September 2000, Dr. Johnson was employed by Chiron Corporation, where he served as Vice President, Pharmacology and Preclinical Affairs through 1999 and most recently as Vice President, Corporate Development. From 1991 to 1998, Dr. Johnson was Director of Pharmacology at Merck & Co., Inc., a pharmaceutical company. In addition, Dr. Johnson was a member of the faculty at the University of Pennsylvania from 1987 to 1991 and at Harvard Medical School from 1985 to 1987. Dr. Johnson received his B.A. and Ph.D. in biophysics and his M.D. from the University of Pennsylvania.

Susan M. Kanaya has served as our Senior Vice President, Finance and Chief Financial Officer since January 2002 and was our Secretary from June 2001 to June 2004. From November 1999 to January 2002, Ms. Kanaya served as our Vice President, Finance and Chief Financial Officer. From 1994 to November 1999, Ms. Kanaya was employed by SUGEN, Inc., a publicly held biotechnology company that was acquired by Pharmacia in 1999, most recently serving as Vice President, Finance and Treasurer. Before joining SUGEN, Ms. Kanaya was the Controller at 50/50 Micro Electronics, Inc., an electronics company, and at Power Up Software Corporation, a computer software company. Ms. Kanaya received a B.S. in business administration from the University of California, Berkeley.

Pieter Timmermans, Ph.D., has served as our Senior Vice President, Preclinical Development since January 2005. From August 2004 to January 2005, Dr. Timmermans served as Vice President, Pharmacology and

Preclinical Development at Amgen Inc. subsequent to its acquisition of Tularik Inc. From 1997 to 2004, Dr. Timmermans held the same position at Tularik. Previously, he served in various management positions at The DuPont Merck Pharmaceutical Company and E.I. du Pont de Nemours & Company. He also was Associate Professor in Pharmacology at the University of Amsterdam. The author of more than 580 scientific publications, Dr. Timmermans holds a Ph.D. in molecular pharmacology and a B.S. in chemistry, mathematics, physics and biology from Leiden State University in the Netherlands.

Bruce A. Chabner, M.D., has served as a director since September 2001. Dr. Chabner has served as the Chief of Hematology/Oncology at the Massachusetts General Hospital and as Professor of Medicine at Harvard Medical School since 1995. Dr. Chabner has also served as the Associate Director for Clinical Science of the Dana-Farber/Harvard Cancer Center since 1999 and has held numerous academic appointments, including the position of Director of the Division of Cancer Treatment of the National Cancer Institute from 1982 to 1995. Dr. Chabner has received numerous awards, including Phi Beta Kappa, Alpha Omega Alpha, the Public Health Service’s Distinguished Service Medal, the Karnofsky Award of the American Society for Clinical Oncology and the Bruce F. Cain Award for Drug Development of the American Association for Cancer Research. Dr. Chabner received a B.A. from Yale College and an M.D. from Harvard Medical School.

Peter Davis, Ph.D., has served as a director since April 1998. Since 2002, Dr. Davis has worked as an independent consultant to a number of companies. Dr. Davis served as president of DNA Plant Technologies Corp., an agriculture biotechnology company, from 2001 to 2002. Dr. Davis was a member of the Executive Committee of Pulsar International, S.A., a management consultant company and an affiliate of A.G. Biotech Capital, from 1993 to 2001. From 1975 to 1993, Dr. Davis was a faculty and staff member of the Wharton School of the University of Pennsylvania. His primary appointments included Director of the Applied Research Center and Director of Executive Education. He is a member of the board of directors of several private companies. Dr. Davis received a B.A. in physics from Cambridge University, a Masters Degree in operations research from the London School of Economics and a Ph.D. in operations research from the Wharton School.

Jean Deleage, Ph.D., has served as a director since April 1996. Dr. Deleage is a founder and managing director of Alta Partners, a venture capital firm investing in information technologies and life science companies. Alta Partners was formed in 1996. In 1979, Dr. Deleage founded, and was a managing partner of Burr, Egan, Deleage & Co., a major venture capital firm in San Francisco and Boston. Dr. Deleage was a member of Sofinnova’s initial team, a venture capital organization in Paris, and in 1976 formed Sofinnova, Inc. (the U.S. subsidiary of Sofinnova). Dr. Deleage is presently a member of the board of directors of Rigel Pharmaceuticals, Inc., Xcyte Therapies, Inc. and several private companies. In 1984, Dr. Deleage was awarded the Ordre National du Merite, and in 1993, he was awarded the Legion of Honor from the French government in recognition of his career accomplishments. Dr. Deleage received a Master’s Degree in electrical engineering from Ecole Superieurie d’Electricite and a Ph.D. in economics from the University of Paris, Sorbonne.

Charles J. Homcy, M.D., has served as a director since April 2003. Since November 2003, Dr. Homcy has served as Chief Executive Officer of Portola Pharmaceuticals, Inc., a biopharmaceutical company. From January 2003 to November 2003, Dr. Homcy served as Senior Research and Development Advisor of Millennium Pharmaceuticals, a biopharmaceutical company. From February 2002 to December 2002, Dr. Homcy served as the President of Research and Development at Millennium Pharmaceuticals. From 1995 to February 2002, he served as Executive Vice President, Research and Development of COR Therapeutics, Inc., where he served as a member of the board of directors from 1998 to February 2002. From 1994 to March 1995, Dr. Homcy was President of the Medical Research Division of American Cyanamid Company-Lederle Laboratories (now a division of Wyeth-Ayerst Laboratories). From 1990 to 1994, Dr. Homcy was Executive Director of the Cardiovascular and Central Nervous System Research Section at Lederle Laboratories. Dr. Homcy currently serves on the boards of directors of Millennium Pharmaceuticals, Cytokinetics, Incorporated, a biopharmaceutical company, and Geron Corporation, a biopharmaceutical company. Dr. Homcy received his B.A. and his M.D. degrees from the Johns Hopkins University in Baltimore.

Chaitan S. Khosla, Ph.D., is one of our co-founders and has served as a director since our inception in January 1995. Dr. Khosla has been a Professor of Chemical Engineering, Chemistry and Biochemistry at Stanford University since 2001 and has been a faculty member since 1992. Dr. Khosla is the chairman of our Scientific Advisory Board. Dr. Khosla is the inventor of the combinatorial biosynthesis technology that we licensed from Stanford University. He is the recipient of several awards, including the 1999 Alan T. Waterman award by the National Science Foundation, the 1999 Eli Lilly Award in biological chemistry and the 2000 ACS Award in pure chemistry. Dr. Khosla is the author of over 150 publications and is an inventor on numerous patents. Dr. Khosla received a B.S. Tech. from the Indian Institute of Technology, Bombay, India and a Ph.D. from the California Institute of Technology.

Christopher T. Walsh, Ph.D., has served as a director since April 1996. Dr. Walsh has been the Hamilton Kuhn Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School since 1991 and formerly was President of the Dana-Farber Cancer Institute and Chairman of the Department of Biological Chemistry and Molecular Pharmacology at Harvard Medical School. He has performed extensive research in enzyme stereochemistry, reaction mechanisms and the mechanisms of action of anti-infective and immunosuppressive agents. From 1996 until July 2003, Dr. Walsh served as co-chairman of our Scientific Advisory Board. Dr. Walsh is also a member of the board of directors of Vicuron Inc. and several private companies. Dr. Walsh received an A.B. in biology from Harvard University and a Ph.D. in life sciences from The Rockefeller University, New York.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner or an owner of the entity, as the case may be, will depend upon the status of the partner or owner and the activities of the partnership or entity.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Prospective holders should consult their tax advisors with respect to the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Distributions

Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent.

There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is filed with us. But see the discussion of backup withholding below. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.

To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Gain on disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax, (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the U.S., (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (i) or (ii) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) or (ii) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (iii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information reporting requirements and backup withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person. Backup withholding is generally not required on payments to corporations, whether domestic or foreign.

Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal estate tax

An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated August     , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, SG Cowen & Co., LLC and CIBC World Markets Corp. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
SG Cowen & Co., LLC
CIBC World Markets Corp.

Total	4,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 675,000 additional shares from us at the public offering price on the cover page of this prospectus supplement less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 65 days after the date of this prospectus supplement. The foregoing restrictions will not apply to issuances of shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of options, in each case outstanding on the date of this prospectus supplement, grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus supplement, or issuances of shares of our common stock pursuant to the exercise of such options.

Our officers and directors have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 65 days after the date of this prospectus supplement. Certain of our stockholders that are entities associated with Alta Partners have entered into agreements to the same effect with respect to a portion of the shares of our common stock held by them, such that of the 1,294,598 shares owned by such entities, 647,299 shares will be subject to the restrictions.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our shares of common stock are quoted on the NASDAQ National Market under the symbol “KOSN.”

Some of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received, or will receive, customary fees.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Cooley Godward LLP, Palo Alto, California will pass upon the validity of the issuance of the common stock offered by this prospectus supplement. Certain legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report.

PROSPECTUS

$50,000,000

Common Stock

Warrants

Units

From time to time, we may sell common stock and/or warrants to purchase common stock, either individually or in units. We may also offer common stock issuable upon exercise of the warrants.

We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as any documents incorporated by reference in this prospectus and any prospectus supplement, carefully before you invest.

Our common stock is traded on the Nasdaq National Market under the trading symbol “KOSN.” The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on The Nasdaq Stock Market’s National Market or any securities exchange of the securities covered by the prospectus supplement. On December 22, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $6.57 per share.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. We will set forth the names of any underwriters or agents, if any, and any applicable commissions or discounts in an accompanying prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION ENTITLED “ RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

The date of this prospectus is January 5, 2005

OVERVIEW

We are a biotechnology company using our proprietary technologies to develop drug candidates from an important class of natural product compounds known as polyketides. Polyketides are naturally made in very small amounts in microorganisms and are difficult to make or modify chemically. Using our proprietary technologies we are able to create, modify and produce polyketides in ways that chemists generally cannot. Because polyketides have been a rich source of marketed drugs, creating novel polyketides should provide us with a pipeline of potential drug candidates that address large markets. We are currently focused on the creation of new polyketides and the improvement of existing drugs for the treatment of cancer and infectious disease. In collaboration with Hoffmann-La Roche, Inc. and F. Hoffmann-La Roche Ltd., collectively Roche, we are testing two potential anticancer agents, KOS-862 (Epothilone D) and KOS-1584, a second generation epothilone D analog, in clinical trials. We are developing geldanamycin derivatives as anticancer agents and are collaborating with the National Cancer Institute, or NCI, to test two of them, 17-AAG and KOS-1022 (DMAG) in clinical trials. We have additional product research and development programs in the areas of infectious disease and gastrointestinal motility that are undergoing preclinical evaluation and several early stage product and research technology development programs. To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not generated any revenues from the commercial sale of products.

We were incorporated in California in 1995 and reincorporated in Delaware in 2000. Our headquarters are located at 3832 Bay Center Place, Hayward, California 94545 and our telephone number is (510) 732-8400. Our web site is located at www.kosan.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

Kosan Biosciences Incorporated, the Kosan Biosciences Incorporated logo and all other Kosan names are trademarks of Kosan Biosciences Incorporated in the U.S. and in other selected countries. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell common stock and/or warrants to purchase common stock, either individually or in units, in one or more offerings up to a total dollar amount of $50,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock and/or warrants to purchase common stock, either individually or in units, we will provide a prospectus supplement that will contain more specific information about the shares offered. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. However, no prospectus supplement shall fundamentally change terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of effectiveness. This prospectus, together with applicable prospectus supplements and the documents incorporated by reference in this prospectus and any prospectus supplement, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

RISK FACTORS

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those risk factors identified in any prospectus supplements and our most recent annual and quarterly filings with the SEC (the “Risk Factors”).

Investment in our securities involves a high degree of risk. You should consider carefully the Risk Factors, as well as other information in this prospectus and any prospectus supplements and the documents incorporated by reference herein or therein before purchasing any of our securities. Each of these Risk Factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

THE SECURITIES WE MAY OFFER

We may offer shares of our common stock and/or warrants to purchase common stock, either individually or in units, with a total value of up to $50,000,000, from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;

•	aggregate offering price;

•	exercise price, if any;

•	voting or other rights, if any; and

•	important federal income tax considerations.

The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness.

This Prospectus May Not Be Used to Consummate a Sale of Securities Unless It Is Accompanied by a Prospectus Supplement.

We may sell the securities directly to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

•	the names of those agents or underwriters;

•	applicable fees, discounts and commissions to be paid to them; and

•	the net proceeds to us.

Common Stock. We may issue shares of our common stock from time to time. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by our board of directors.

Warrants. We may issue warrants for the purchase of common stock in one or more series. We may issue warrants independently or together with common stock and the warrants may be attached to or separate from the common stock. In this prospectus, we have summarized certain general features of the warrants. We urge you, however, to read the prospectus supplements related to the series of warrants being offered, as well as the warrant agreement that contains the terms of the warrants. A form of the warrant agreement and the form of warrant containing the terms of the warrants being offered have been filed as exhibits to the registration statement of which this prospectus is a part, and a supplemental agreement and form of warrant will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports we file with the Securities and Exchange Commission.

We will evidence each series of warrants by warrant certificates that we will issue. Warrants may be issued under an applicable warrant agreement that we enter into with a warrant agent. We will indicate the name and address of the warrant agent, if applicable, in the applicable prospectus supplement relating to a particular series of warrant.

Units. We may issue units consisting of common stock and warrants to purchase common stock. In this prospectus, we have summarized certain general features of the units. We urge you, however, to read the prospectus supplements related to the units being offered, as well as the unit agreement that contains the terms of the units. A form of the unit agreement and the form of unit containing the terms of the units being offered will be incorporated by reference from reports we file with the Securities and Exchange Commission.

We will evidence the units by unit certificates that we will issue. Units may be issued under a unit agreement that we enter into with a unit agent. We will indicate the name and address of the unit agent, if applicable, in the applicable prospectus supplement relating the units.

FORWARD-LOOKING INFORMATION

This prospectus and the documents that we have filed with the SEC that are incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are subject to the “safe harbor” created by those sections. These forward-looking statements include, but are not limited to, statements about:

•	our strategy;

•	the progress of our research programs, including clinical testing;

•	sufficiency of our cash resources;

•	revenues from existing and new collaborations;

•	product development;

•	our research and development and other expenses; and

•	our operations and legal risks.

These forward-looking statements are generally identified by words such as “expect,” “anticipate,” “intend,” “believe,” “hope,” “assume,” “estimate,” “plan,” “will” and other similar words and expressions or the negatives of these words or expressions. Discussions containing these forward-looking statements may be found, among other places, throughout this prospectus and the prospectus supplements and in the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments or updates thereto reflected in subsequent filings with the SEC. These forward-looking statements are statements about our beliefs, intent or expectations, primarily with respect to our operations and related industry developments and involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from those in the forward-looking statements are risks and uncertainties including, without limitation, difficulties or delays in development, testing, obtaining regulatory approval, producing or marketing our products; unexpected adverse side effects or inadequate therapeutic efficacy of our products that could delay or prevent product development or commercialization, or that could result in recalls or product liability claims; the scope and validity of patent protection for our products; competition from other pharmaceutical or biotechnology companies; our ability to obtain additional financing to support our operations; and other material risks described under the heading “Risk Factors” in our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments or updates to such Risk Factors, as reflected in subsequent filings with the SEC. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus. The Risk Factors incorporated by reference in this prospectus, among other things, should be considered in evaluating our prospects and future financial performance. However, new factors emerge from time to time and it is not possible for us to predict which factors will arise.

USE OF PROCEEDS

Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our securities for research and development and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not planning or negotiating any such transactions. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of convertible preferred stock, $.001 par value. As of November 30, 2004, there were 29,094,646 shares of common stock outstanding and no shares of preferred stock outstanding. The following description of our common and preferred stock is based on the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the Delaware General Corporation Law. For information on how to obtain copies of our amended and restated certificate of incorporation and amended and restated bylaws, see “Where You Can Find More Information.”

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Kosan, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock that may be issued in connection with offerings under this prospectus and related prospectus supplements will be, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation provides that our Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of a series, without further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could have a depressive effect on the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Registration Rights

As of the date hereof, holders of approximately 3,005,250 shares of common stock, or their transferees, are entitled to rights with respect to registration of those shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration. In addition, the holders of these shares may require us, at our expense, and on not more than one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us, at our expense, to register their shares on Form S-3, subject to certain limitations. These holders have waived their registration rights in connection with the offerings that may be made under this registration statement.

Stock Options

As of December 1, 2004, there were 5,146,647 shares of our common stock reserved for issuance under our equity incentive plans. Of this number, 4,162,352 shares were reserved for issuance upon exercise of outstanding options that were previously granted under our stock option plans, 937,753 shares were reserved for issuance upon exercise of options that may be granted in the future under our stock options plans and 46,542 shares were reserved for issuance under our employee stock purchase plan.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Charter Documents Our amended and restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our amended and restated certificate of incorporation:

•	does not provide for the use of cumulative voting in the election of directors;

•	provides for a board of directors, classified into three classes of directors;

•	provides that the authorized number of directors may be changed only by resolution of our board of directors; and

•	authorizes our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

Our amended and restated bylaws provide that candidates for director may be nominated only by our board of directors or by a stockholder who gives written notice to us no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. Our board of directors may appoint new directors to fill vacancies or newly created directorships. Our amended and restated bylaws also limit who may call a special meeting of stockholders.

Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Rights Plan

In October 2001, our board of directors adopted a Stockholder Rights Plan, pursuant to which all stockholders of record as of October 29, 2001 received rights to purchase shares of a newly created series of preferred stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $70 per right, subject to adjustment. The rights will become exercisable when a person or group acquires 20% or more of our outstanding common stock or ten business days after commencement or announcement of a tender or exchange offer for 20% or more of our outstanding common stock. If a person or group acquires 20% or more of our outstanding common stock, all right holders except such buyer will be entitled to acquire our common stock at a discount. In the event that we are acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to a person or group who has acquired 20% or more of our outstanding common stock, proper provision will be made so that each such holder of a right will thereafter have the right to receive, upon the exercise of the right, shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Our board of directors may terminate the Stockholder Rights Plan at any time, amend the rights plan without the approval of any holders of the rights or redeem the rights prior to the time a person or group acquires 20% or more of our common stock. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares would be entitled to receive a minimum preferential liquidation payment of $100 per share of common stock but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the shares of common stock. The rights are protected by customary anti-dilution provisions. The preferred shares rank junior to any other series of our preferred stock. These rights will expire on October 29, 2011.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC. Its address is P.O. Box 3315, South Hackensack, NJ 07606 and its telephone number is (800) 552-6645.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8-K.

General

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	if applicable, the number of warrants issued with each share of common stock;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the number of shares of common stock purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of shares of common stock issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreements and warrants may be modified;

•	federal income tax consequences of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of our common stock, including the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase shares of common stock at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender shares of common stock as all or part of the exercise price for warrants.

Governing Law

Unless we otherwise describe in the applicable prospectus supplement, the warrants and warrant agreement will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single warrant agent may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

DESCRIPTION OF UNITS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the units that we may offer under this prospectus and the related unit agreements. While the terms summarized below will apply generally to any units that we may offer, we will describe the particular terms of any units in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any units offered under that prospectus supplement may differ from the terms described below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. Specific unit agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8-K.

General

We may issue units comprised of shares of common stock and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units, including:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Capital Stock” and “Description of Warrants” will apply to each unit and to the common stock and warrant included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in numerous distinct series as we determine.

Enforceability of Rights by Holders of Units

Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single unit agent may act as unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit may, without the consent of the related unit agent or the holder of any other unit, enforce by appropriate legal action its rights as holder under any security included in the unit.

Title

Kosan, the unit agent and any of its agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

PLAN OF DISTRIBUTION

We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. The prospectus supplement or supplements will describe the terms of the offering of the securities, including:

•	the name or names of any underwriters, if any;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

We may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

The warrants and units that we may offer hereunder will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M of the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock, warrants and/or units we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 233 Broadway, New York, NY 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus.

The following documents filed with the SEC under our SEC file number 000-31633 are incorporated by reference in this prospectus:

1. Our annual report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 15, 2004;

2. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, filed with the SEC on May 10, 2004, August 9, 2004 and November 8, 2004, respectively;

3. Our quarterly report on Form 10-Q/A for the quarter ended March 31, 2004, filed with the SEC on May 19, 2004;

4. Our current report on Form 8-K, filed with the SEC on August 17, 2004; and

5. The description of our common stock set forth in the registration statement on Form 8-A, filed with the SEC on September 27, 2000.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Kosan Biosciences Incorporated, Attention: Corporate Secretary, 3832 Bay Center Place, Hayward, CA 94545, telephone: (510) 732-8400.